

May 20, 2011

VIA U.S. MAIL

Fred Knechtel
Senior Vice President and Chief Financial Officer
Remy International, Inc.
600 Corporation Drive
Pendleton, IN 46064

> **Re: Remy International, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed May 6, 2011**
> **File No. 333-173081**

Dear Mr. Knechtel:

We have reviewed your response to our letter dated April 21, 2011 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

General

1. We note you have filed the Accommodation Agreement with General Motors as Exhibit 10.24 and requested confidential treatment for certain information in the exhibit. We will respond to your request, which we have not yet received, under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we have resolved any issues concerning your application for confidential treatment.

Our Company, page 1

2. Please revise the first paragraph to put the loss number in parenthesis. Also, please follow this convention for any subsequent mentions of losses or negative numbers in the narrative.

Use of proceeds, page 34

3. Please confirm that if you determine prior to effectiveness that proceeds will be used to reduce outstanding indebtedness you will disclose the interest rate and maturity date of the indebtedness to be paid off in this section rather than by cross-reference. Refer to Instruction 4 to Item 504 of Regulation S-K.

Fred Knechtel
Remy International, Inc.
May 20, 2011
Page 2

<u>Our Industry, page 71</u>

4. We note your response to prior comment 22. Please revise the graphs on pages 72-73 to present estimated data for each of the years 2011 to 2014 or, alternatively, remove references to CAGR.

<u>Underwriting, page 140</u>

5. We note that the underwriters have reserved up to a percentage to be determined of common shares for sale directly to your employees, directors and other persons associated with you. Please provide us with any materials, including screen shots from the program website, given to potential purchasers of the reserved shares. Please also disclose whether shares purchased in the directed share program will be subject to lock-up agreements. If so, please briefly describe the lock-up agreements.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 649-9479
       Robert S. Rachofsky, Esq.
       Dewey & LeBoeuf LLP